Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Nine Months Ended	Fiscal Year Ended June 30,
	March 31, 2014	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$5,640	$2,392	$2,120	$511	$125	$249
Estimate of interest within rental expense	127	97	72	215	184	228

Fixed Charges	5,767	2,489	2,192	726	309	477

Earnings:
Loss before income taxes	(42,636)	(63,198)	(52,302)	(40,682)	(29,748)	(517)
Fixed charges	5,767	2,489	2,192	726	309	477

Deficiency of earnings to cover fixed charges	$(36,869)	$(60,709)	$(50,110)	$(39,956)	$(29,439)	$(40)

Ratio of earnings to fixed charges 1 2	—	—	—	—	—	—

[1]	Earnings for the nine months ended March 31, 2014 and for the years ended June 30, 2013, 2012, 2011, 2010 and 2009 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for those periods.
[2]	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented.